Exhibit 99.24

EXECUTION VERSION

FEASIBILITY STUDY AGREEMENT

THIS AGREEMENT (the “Agreement”) made and entered into as of the 3rd day of July , 2020 (the “Effective Date”)

BETWEEN:

CYBIN CORP., a corporation with offices at 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9, Canada, together with its Affiliates (as hereinafter defined), herein represented by Paul Glavine, its CEO (“CYBIN”)

AND:

INTELGENX CORP., a company with corporate address at 6420 rue Abrams, Saint-Laurent, Quebec, H4S 1Y2, Canada, together with its Affiliates herein represented by Horst Zerbe, its CEO; (“IntelGenx”)

IntelGenx and CYBIN each may be referred to herein individually as a “Party” or collectively as the “Parties”.

A.	WHEREAS IntelGenx owns patented and trade secret proprietary technology related to film-based drug delivery systems, including orally soluble film strips containing active pharmaceutical ingredients;

B.	AND WHEREAS CYBIN is engaged in, among other things, registering, marketing and distributing pharmaceutical products using the API (as hereinafter defined);

C.

AND WHEREAS IntelGenx wishes to obtain the sole and exclusive right to manufacture the Products (as hereinafter defined) in the Territory (as hereinafter defined) and CYBIN desires to grant such a sole and exclusive right to IntelGenx, pursuant to the terms and subject to the conditions set forth in this Agreement;

D.	AND WHEREAS the Parties wish to collaborate for the development and potential commercialization of the Product in the Territory.

NOW THEREFORE, the Parties agree as follows:

ARTICLE 1. INTERPRETATION

As used in this Agreement in capitalized form, the following terms shall have the following meanings:

(a) “Affected Obligations” has the meaning ascribed thereto in Section 10.11 (a).

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(b) “Affiliate” of a Party shall mean any organization controlled by, controlling or under common control with, such Party. For this definition, “control” and, with correlative meanings, the terms “controlled by” and “under common control with,” shall mean to possess the power to direct the management or policies of a person, whether through: (a) direct or indirect beneficial ownership of fifty percent (50%) or more of the voting interest in such entity; (b) the right to appoint fifty percent (50%) or more of the directors of such entity; or (c) by contract or having otherwise the power to govern the financial and the operating policies or to appoint the management of an organization.

(c)	“Agreement” has the meaning ascribed thereto on the cover page of this Agreement.

(d)	“API” means the pharmaceutically acceptable psychedelic agent psilocybin or psilocin or a combination thereof.

(e)

“Applicable Law” means any domestic or foreign statutes, laws, codes, regulations, regulatory policies, practices, rules or guidelines, ordinances, judgments, orders, rulings or decisions of any Governmental Authority, which in each case are binding on and applicable to the person referred to in the context in which the term is used.

(f)	“Business Day” means any day, other than a Saturday or Sunday, on which banking institutions in Toronto, Ontario and Saint-Laurent, Quebec are open for business.

(g)	“Change of Compliance” has the meaning ascribed thereto in Section 10.11 (a).

(h)	“Change of Compliance Amendment” has the meaning ascribed thereto in Section Section 10.11 (b).

(i)	“Change of Compliance Notice” has the meaning ascribed thereto in Section 10.11 (a).

(j)	“Change Period” has the meaning ascribed thereto in Section 10.11 (b).

(k)	“Confidential Information” has the meaning ascribed thereto in Section 9.1.

(l)	“Designated Representatives” has the meaning ascribed thereto in Section 10.11 (b).

(m)	“Disclosing Party” has the meaning ascribed thereto in Section 9.1.

(n)	“Effective Date” has the meaning ascribed thereto on the cover page of this Agreement.

(o)	“Feasibility Study” has the meaning ascribed thereto in Section 3.1.

(p)	“Force Majeure” has the meaning ascribed thereto in Section 10.12.

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(q)

“Governmental Authority” means: (i) any court, judicial body, tribunal or arbitral body: (ii) any domestic or foreign government whether multinational, national, federal, provincial, territorial, state, municipal or local and any governmental agency, governmental authority, governmental tribunal or governmental commission of any kind whatever; (iii) any subdivision or authority of any of the foregoing; (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above; and (v) any stock exchange.

(r)

“Intellectual Property” or “IP” means all: (i) patents and patent applications, including provisional applications and statutory invention registrations, including reissues, divisions, continuations, continuations-in-part, and reexaminations and all inventions disclosed therein;(ii) inventions; (iii) copyrights and copyrightable works, including but not limited to computer software and registrations and applications for registration thereof; (iv) issued industrial designs and applications for issuance thereof; (v) registered trademarks, applications for such registrations and common law trademarks; (vi) trade secrets and know-how, including but not limited to trade secrets and know-how that relate to processes, specifications, product designs, descriptions of the manufacturing process and equipment and all other manufacturing information, engineering and other manuals and drawings, standard operating procedures, flow diagrams, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, safety, quality assurance, quality control and clinical data, technical information, data, research records, supplier lists and similar data and information; and technical and business information necessary or useful to develop, supply, or commercialize the Products in the Territory; (vii) all other confidential or proprietary information; and (viii) the rights to sue and recover damages or obtain injunctive relief for infringement, or misappropriation of any of the above.

(s)	“ODT” means orally disintegrating tablet or orally dissolving tablet.

(t)	“Party” or Parties” have the meanings ascribed thereto on the cover page of this Agreement.

(u)	“Pandemic” has the meaning ascribed thereto in Section 10.11 (a).

(v)	“Product” [Redacted - Definition]

(w)	“Product Prototype” [Redacted - Definition]

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development of a Product Prototype containing psilocybin only, therefore notwithstanding anything to the contrary, IntelGenx will not develop any Product Prototype containing psilocin under this Feasibility Agreement.

(x)	“Receiving Party” has the meaning ascribed thereto in Section 9.1.

(y)	“Territory” means the world.

(z)	“VersaFilm” or “VersaFilm Technology” means IntelGenx’s proprietary VersaFilm® oral film drug delivery technology.

ARTICLE 2. LICENSES

2.1.	No Implied Licenses; Negative Covenant

Except as set out herein, neither Party shall acquire any license or other Intellectual Property interest, by implication or otherwise, in or to any Intellectual Property owned by or licensed to other Party or its Affiliates.

2.2.	Retained Rights

Any Intellectual Property rights or other rights of either Party not expressly granted to the other Party under the provisions of this Agreement shall be retained by such Party.

2.3.	License to CYBIN

License Grant. Subject to the terms and conditions of this Agreement, IntelGenx has an obligation to grant, and hereby does presently grant, to CYBIN an exclusive (even as to IntelGenx), perpetual royalty-free, fully paid, sublicenseable, and transferable license, in and to the IntelGenx Developed IP (including the IntelGenx OF IP and API-Specific Developed IP), to use the Product in the Territory for the limited purposes of conducting clinical studies and evaluating the viability of the Product Prototype.

ARTICLE 3. DEVELOPMENT WORK

3.1.	Statement of Work

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The statement of work attached in Exhibit A (“Feasibility Study Services Offering”) sets out the following;

I.	Pre-Development Activities

II.	Formulation Development

III.	Clinical Study Supply Manufacturing

(all of which shall be defined as the “Feasibility Study”)

3.2.	IntelGenx Development Responsibilities

IntelGenx shall be responsible for the research and development of the Product, including pre-development activities, formulation development and clinical study supply manufacturing according to the IntelGenx Feasibility Study Services Offering attached as Exhibit A.

ARTICLE 4. MANUFACTURING & SUPPLY

4.1.	Exclusive Supply

Should the Parties decide to move forward with Products based on the Product Prototype, the Parties shall negotiate a development and supply agreement (the “Development and Supply Agreement”) based on the terms and conditions as set out in Exhibit B in addition to customary clauses and provisions for such agreement designating IntelGenx as having exclusive manufacturing rights to manufacture and supply the Products during the Term in the Territory and may supply Products and VersaFilm only to CYBIN and entities designated by CYBIN and for such purposes CYBIN shall have exclusive rights to use the VersaFilm in connection with the Product, and to sell, offer for sale, import or export the Products in the Territory. CYBIN and any designated sublicensees shall purchase one hundred percent (100%) of its requirements of such Products from IntelGenx and IntelGenx shall supply such Products only to CYBIN or its designated sublicensees. CYBIN and its designated sublicensees shall have exclusive commercial rights for such Product during the time that such Development and Supply Agreement is in full force and effect, such commercial rights to include the exclusive rights to sell, distribute and market the Products. For clarity and notwithstanding anything to the contrary, IntelGenx specifically agrees that at any time during the term of this Agreement and the following termination of this Agreement, Cybin is free to enter into discussions with potential partners and to negotiate and enter into feasibility agreements, license agreements, development and supply agreements, or whatever the case may be, in relation to the manufacturing of any API using ODTs.

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ARTICLE 5. FINANCIAL MATTERS

5.1. Development Costs

CYBIN shall pay IntelGenx [Redacted - Dollar Amount] upon execution of this Agreement. This amount will be booked as an advance and shall be credited against the actual quarterly invoices for the development and R&D manufacture of the Product Prototype as per Exhibit A.

5.2. Withholding

CYBIN shall make all payments under this Agreement free and clear of all deductions and withholdings in respect of taxes, unless any such deduction or withholding is required by Applicable Laws in effect at the time of payment.

ARTICLE 6. INTELLECTUAL PROPERTY

6.1. Ownership of Pre-Existing Intellectual Property

The ownership of Intellectual Property owned by or licensed to IntelGenx and its Affiliates prior to the Effective Date shall remain the property of IntelGenx or such Affiliates, as the case may be.

6.2. Ownership of Developed Intellectual Property

“Background IP” means intellectual property that existed on or prior to the Effective Date. Background IP of a particular Party referred to as “CYBIN Background IP” or “IntelGenx Background IP”, as the case may be, and means the Background IP of that Party, whether it is an ownership right, licence right or any other form of intellectual property right.

Subject to the license grants under this Agreement, ownership of all Intellectual Property (which includes data) that is discovered, developed, made, created, conceived, or reduced to practice solely by or on behalf of a Party or its Affiliates in the course of performing activities pursuant to this Agreement shall vest with such Party or its Affiliate in accordance with Canadian laws of inventorship and authorship (as applicable, “CYBIN Developed IP” and “IntelGenx Developed IP”). The Parties will work together to resolve any issues regarding inventorship, authorship or ownership of such inventions.

All right, title and interest in and to any and all CYBIN Background IP, or CYBIN Affiliates’ Background IP shall remain exclusively owned by CYBIN or its respective Affiliates, and all right,

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title and interest in and to any and all IntelGenx Background IP shall remain exclusively owned by IntelGenx or its respective Affiliates.

“Developed IP” means intellectual property that is created following the Effective Date.

Notwithstanding any other provisions of the Agreement, CYBIN shall solely own all right, title and interest in and to all clinical data collected in connection with seeking or obtaining regulatory approvals for any Product, whether such clinical data are obtained or collected solely by or on behalf of one Party or jointly by or on behalf of the Parties, including any protocols, results, reports, evaluations, observations, laboratory notes and notebooks (“Clinical IP”), IntelGenx shall have the rights to use the Clinical IP that is in respect of its VersaFilm® drug delivery technology, for use with active pharmaceutical ingredients that are not the API or derivatives of the API.

6.3.	Patent Prosecution and Maintenance.

Each of CYBIN and IntelGenx shall be responsible for the patenting, protection, preparation, filing, prosecution and maintenance of, respectively, the CYBIN Developed IP and the IntelGenx Developed IP, including any patents relevant to such IP. Each party shall inform the other of whether it has chosen to file patent applications for the CYBIN Developed IP or IntelGenx Developed IP for which it is responsible.

However, notwithstanding the foregoing paragraph, there are two subsets of IntelGenx Developed IP: one subset is specifically related to oral film technology and/or to general manufacturing processes applicable to oral film products and formulations (“IntelGenx OF IP”), and a second subset includes IntelGenx Developed IP that is not IntelGenx OF IP and that is specific to the API and related improvement to the API (which subset is referred to herein as the “API-Specific Developed IP”). For the avoidance of doubt, any IP that is not solely applicable to the API (i.e. that could be applicable to active pharmaceutical ingredient that are not the API) shall be excluded from API-Specific Developed IP.

IntelGenx shall be responsible for the preparation, filing, prosecution and maintenance of the IntelGenx OF IP, including any patents relevant to such IntelGenx OF IP. Notwithstanding IntelGenx’s ownership of API-Specific Developed IP, CYBIN shall be responsible for the preparation, filing, prosecution and maintenance of the API-Specific Developed IP, including any patents relevant to such API-Specific Developed IP. Each of IntelGenx and CYBIN shall have the sole right to determine whether to prosecute any patents or otherwise register, respectively, IntelGenx OF IP and API-Specific Developed IP. The cost of such preparation, filing, prosecution and maintenance of such IntelGenx OF IP and such CYBIN Developed IP and API-Specific Developed IP, including patents, shall be borne by IntelGenx or CYBIN, respectively. Each Party

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shall keep the other Party reasonably informed of progress with regard to the preparation, filing, prosecution and maintenance of its IntelGenx OF IP or API-Specific Developed IP (as applicable), including the patents, in the Territory.

If a Party wishes to discontinue the payment of the filing, prosecution or maintenance activities, fees or other costs in any particular country or territory with respect to any IP relevant to the Product that is the subject matter of a patent application or patent, then prior to such discontinuance of payment that Party shall notify the other Party in writing of such intent, and then the other Party may continue on its own, and in its name only, the filing, prosecution or maintenance activities and the Party continuing the prosecution will be solely responsible for the payment of such costs discontinued by the other Party. Notwithstanding anything to the contrary, any IP that IntelGenx would transfer to CYBIN for reason that IntelGenx no longer wishes to continue shall be subject to the provisions of this agreement (for clarity, that IntelGenx shall receive an exclusive license to those discontinued IP for the purpose of manufacturing the Product in the territory) shall be subject to an irrevocable, perpetual, non-transferable, non-exclusive, royalty-free and fully paid license, for the lifetime of the API-Specific Developed IP for the internal use by IntelGenx (but not for any product containing the API). For the avoidance of doubt, this above residual license to IntelGenx is to be granted to allow IntelGenx to pursue is CDMO business activities unrelated to this project with other companies for products not containing the API.

Each Party shall use Commercially Reasonable Efforts to notify the other Party in writing if it believes any API-Specific Developed IP should be protected through registration, subject to the additional terms of this Section, filing of any applications API-Specific Developed IP shall be determined by CYBIN after good faith discussion with IntelGenx.

The Parties agree to maintain records and disclose as promptly as identified within a commercially reasonable period to the other Party any newly developed Intellectual Property created in the course of conducting the Feasibility Study, of any kind, for the purposes of establishing the ownership of any newly developed Intellectual Property.

ARTICLE 7. REPRESENTATIONS & WARRANTIES

7.1	Disclaimer

EXCEPT AS OTHERWISE SPECIFICALLY SET OUT HEREIN, EACH PARTY HEREBY DISCLAIMS ANY AND ALL REPRESENTATIONS AND WARRANTIES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREIN NOT EXPRESSLY MADE IN THIS AGREEMENT TO THE MAXIMUM EXTENT PERMITTED UNDER APPLICABLE LAWS,

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INCLUDING WITH RESPECT TO THE PRODUCTS OR ANY INTELLECTUAL PROPERTY RIGHTS CREATED, LICENSED OR GRANTED UNDER THIS AGREEMENT, INCLUDING ANY IMPLIED WARRANTY OF NON-INFRINGEMENT, MERCHANTABILITY/MERCHANTABLE QUALITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY WARRANTIES ARISING FROM COURSE OF PERFORMANCE, COURSE OF DEALING OR USAGE OF TRADE.

IntelGenx represents and warrants that, except as disclosed in writing to Cybin, it has not received any third party Claims of Intellectual Property infringement in respect of its VersaFilm technology. In this section “Claims” means any claim, demand, formal or informal notice, legal process or other similar type of claim, communicated orally or in writing.

IntelGenx represents and warrants that to its officers and directors’ knowledge its VersaFilm technology alone, or in combination with an API does not infringe the Intellectual Property rights of any third party.

IntelGenx is subject to no legal, contractual or other restrictions, limitations or conditions which conflict with its rights and obligations under this Agreement or which might affect adversely its ability to perform hereunder.

ARTICLE 8. TERM & TERMINATION

8.1.	Term

The term of the Agreement shall begin on the Effective Date and end on the earlier of: (a) 90 days after delivery of the clinical study samples of the Product Prototype; and the six (6) months accelerated stability data of the Product Prototype to CYBIN or (b) the execution of an exclusive Development and Supply Agreement.

8.2.	Survival

ARTICLE 6, ARTICLE 7, ARTICLE 8, ARTICLE 9 and ARTICLE 10 will continue in full force and effect for a period of five (5) years unless a different time period is indicated.

8.3.	Limitation

For greater certainty, it is acknowledged that in addition to any other right of the terminating Party under the terms of this Agreement and under Applicable Laws, the terminating Party maintains all of its rights to claim damages against the defaulting Party, subject, however, to the terms and conditions set out in this Agreement and to the general principles of Applicable Laws governing

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the duties of the terminating Party in such circumstances. PROVIDED HOWEVER, IN NO EVENT SHALL EITHER PARTY HAVE ANY LIABILITY FOR ANY INDIRECT, SPECIAL, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES OF ANY KIND ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, INCLUDING LOST PROFITS THAT ARE IN THE NATURE OF SPECIAL, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, REGARDLESS OF THE NOTICE OF THE POSSIBILITY OF SUCH DAMAGES. IN ADDITION, EACH PARTY AGREES THAT IT SHALL USE COMMERCIALLY REASONABLE EFFORTS TO MITIGATE AND CAUSE ITS AFFILIATES, IF APPLICABLE, TO MITIGATE THE DAMAGES FOR WHICH THE OTHER PARTY MAY BE LIABLE HEREUNDER.

8.1.	Public Announcements

Press releases or other similar public communication by any Party relating to the terms of this Agreement (but not, for the avoidance of doubt, unless reference is made to any of the other Parties or the terms of this Agreement, with respect to activities in exercise of its rights under this Agreement) will be approved in advance by the other Parties, which approval will not be unreasonably withheld or delayed, except for those communications required by Applicable Law, regulation or securities exchange rule, disclosures of information for which consent has previously been obtained, and information of a similar nature to that which has been previously disclosed publicly with respect to this Agreement, each of which will not require advance approval, but will be provided to the other Parties as soon as practicable prior to the release or communication thereof. For the avoidance of doubt, the Parties may issue press releases or other public documents required by a securities exchange rule regarding the fact that this Agreement has been signed and the nature of the agreement so long as they do not describe the specific provisions hereof without approval from the other party, unless required under Applicable Law or securities exchange rule, as aforesaid.

ARTICLE 9. CONFIDENTIALITY

9.1.	Confidential Information

From time to time during the Term, one Party (the “Disclosing Party”) may disclose information to the other Party (the “Receiving Party”) that is proprietary or confidential. The Receiving Party may also learn of such information, without specific disclosure, merely by working with the other party as anticipated by this Agreement. The Receiving Party will maintain in strict confidence all confidential or proprietary information, designs, plans or any other information relating to any engineering, manufacturing, marketing or business plan or financial or personnel matter relating to the Disclosing Party, its present or future products, sales, suppliers, employees, investors or

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business, including prices and discounts (“Confidential Information”) that is identified by the Disclosing Party as Confidential Information, whether in oral, written, graphic or electronic form or that, by its nature, is Confidential Information whether or not identified as such. The Receiving Party will use (and require that all employees, agents and consultants use) at least the same standard of care as the Receiving Party uses to protect its own Confidential Information of a similar nature from unauthorized use or disclosure, but in no event less than reasonable care. The Receiving Party will promptly notify the Disclosing Party upon discovery of any unauthorized use or disclosure of the Confidential Information of the Disclosing Party.

9.2.	Exceptions

The obligations specified in Section 9.1 will not apply if the Confidential Information: (a) was already known to the Receiving Party, other than under an obligation of confidentiality, at the time of disclosure by the Disclosing Party; (b) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the Receiving Party; (c) became generally available to the public or otherwise part of the public domain after its disclosure and other than through an act or omission of the Receiving Party in breach of this Agreement; or (d) was disclosed to the Receiving Party, other than under an obligation of confidentiality, by a third party who had no obligation to the other party not to disclose such information to others.

9.3.	Authorized Disclosure

Notwithstanding anything to the contrary in this ARTICLE 9, the Receiving Party will not be in violation of this ARTICLE 9 with regard to a disclosure that is in response to a valid order by a court or other governmental body or necessary to comply with Applicable Laws; provided, however, that if the Receiving Party is required to make such disclosure it will give reasonable advance notice to the Disclosing Party of such required disclosure requirement in order to permit the Disclosing Party to seek or obtain confidential treatment of or to limit the Confidential Information required to be disclosed. The Receiving Party will cooperate with the Disclosing Party with respect to any efforts made by the Disclosing Party to seek or obtain confidential treatment of or to limit the Confidential Information required to be disclosed.

ARTICLE 10. GENERAL PROVISIONS

10.1. Interpretation and Construction.

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Unless the context of this Agreement otherwise requires, (i) the terms “include,” “includes,” “including” and “among other things” shall be deemed to be followed by the words “without limitation” or “but not limited to” whether or not they are followed by such phrases or words of like import; (ii) words using the singular or plural number also include the other; (iii) the terms “hereof,” “herein,” “hereby,” and derivative or similar words refer to this entire Agreement and not to any particular provision of this Agreement; (iv) the terms “Article,” “Section” and “Exhibit” refer to the specified Article, Section and Exhibit of this Agreement unless otherwise indicated and (v) words of any gender include each other gender. Whenever this Agreement refers to a number of days, unless otherwise specified, such number shall refer to calendar days. The headings and paragraph captions in this Agreement are for reference and convenience purposes only and shall not be relied upon in construing this Agreement. This Agreement shall not be interpreted or constructed in favor of or against either Party because of its effort in preparing it. Use of any gender herein to refer to any person shall be deemed to comprehend masculine, feminine, and neuter unless the context clearly requires otherwise. Any term used in the singular shall be interpreted as including the plural and vice versa, unless the context clearly indicates otherwise.

10.2.	Relationship of the Parties

The relationship of the Parties under this Agreement is that of independent contractors. Nothing contained in this Agreement nor the performance of any obligations under this Agreement shall create an association, partnership, joint venture, or relationship of principal and agent, master and servant, or employer and employee between the Parties hereto. Neither Party has any express or implied right or authority under this Agreement to assume or create any obligations or make any representations or warranties on behalf of or in the name of the other Party or its Affiliates.

10.3.	Assignment

Subject to CYBIN’s sublicensing rights herein, neither Party may assign or subcontract its rights or obligations under this Agreement without the prior written consent of the other Party; provided, however, that either Party may assign this Agreement, in whole or in part, without such consent, to an Affiliate of such Party or to any third party successor by merger or acquisition or by divestiture or spin-off of substantially all of the business to which this Agreement relates, upon written notice to the other Party of any such assignment and, in the case of an assignment to an Affiliate, such Party hereby guarantees the performance of any such Affiliate, and, in the case of a third party assignment, such third party shall assume the obligations of the assigning Party under this Agreement. No assignment shall relieve any Party of responsibility for the performance of any obligation, which such Party may have or incur hereunder.

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10.4.	Binding Effect

This Agreement shall be binding upon and inure to the benefit of each of the Parties and such Party’s successors and permitted assigns.

10.5.	Entire Agreement

This Agreement, including the Exhibits, which are incorporated herein by reference, set forth the entire understanding of the Parties concerning the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties hereto with respect thereto.

10.6.	Notices

Any notice required or permitted to be given hereunder shall be deemed sufficient if sent by facsimile letter, e-mail or overnight courier, or delivered by hand to CYBIN or IntelGenx at the respective addresses and facsimile numbers set forth below or at such other address and facsimile number as either Party hereto may designate. If sent by facsimile letter, notice shall be deemed given when the transmission is completed if the sender has a confirmed transmission report and has sent a confirmation copy by registered mail. If a confirmed transmission report does not exist, then the notice will be deemed given when the notice is actually received by the person to whom it is sent. If delivered by overnight courier, notice shall be deemed given when it has been signed for. If delivered by hand, notice shall be deemed given when received.

If to CYBIN, to:	the address first above written

Attention: Paul Glavine
Email: [Redacted-Email Address]
with a copy to:
Aird & Berlis LLP 181 Bay Street, Suite 1800 Toronto, Ontario M5J 2T9

Attention: Sherri Altshuler
Email: saltshuler@airdberlis.com

If to IntelGenx, to:	the address first above written

Attention: CEO Email: [Redacted-Email Address]

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With copy to:	the address first above written

Attention: Legal Dept.
Email: [Redacted-Email Address]

10.7.	Governing Law; Consent to Jurisdiction

This Agreement shall be governed by and be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract. Each Party hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

10.8.	Expenses, Taxes and Fees

Except as otherwise expressly provided in this Agreement, all taxes, legal, accounting and other costs, fees, duties, levies and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the Party incurring such costs or expenses.

10.9.	Successors and Assigns

This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns; provided that this Agreement may not be assigned by any Party without the prior written consent of the other Party.

10.10.	Counterparts

This Agreement may be executed in one or more counterparts by original, electronically scanned or facsimile signature, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

10.11.	Change of Compliance

a)

The Parties acknowledge and confirm that the business of IntelGenx and CYBIN and the Product are and will be subject to extensive regulation and Applicable Laws and may be impacted by the current COVID-19 pandemic (the “Pandemic”). The Parties have attempted to structure their relationship pursuant to this Agreement in compliance with all Applicable Laws and notwithstanding the Pandemic. However, if, at any time during the Term, there is: (i) any change in Applicable Laws with which a Party is required to comply; (ii) any other change in the application or administration of Applicable Laws; or (iii) any disruption to the Parties as a result of the Pandemic, affecting a Party specifically or

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affecting all businesses of a similar nature to those of the Party, and, as a result of such compliance or disruption, as the case may be, such Party is no longer able to comply with one or more provisions of this Agreement (each such change, a “Change of Compliance”) the affected Party shall promptly notify the other Party in writing (a “Change of Compliance Notice”) of the Change of Compliance and any such notice shall contain a description of the Change of Compliance and the exact obligations under this Agreement which the affected Party is delayed or prevented from performing and/or the manner in which such Party’s obligations are performed as a result of such Change of Compliance (the “Affected Obligations”).

b)

Upon delivery of a Change of Compliance Notice, the respective Chief Executive Officers of the Parties, or their designates (“Designated Representatives”), will meet in person or by teleconference within three (3) calendar days and, in good faith, to the extent possible, use their commercially reasonable efforts to agree on amendments to this Agreement necessary and appropriate to take account of the Change of Compliance, so that this Agreement may continue in force (a “Change of Compliance Amendment”). All Change of Compliance Amendments to the extent possible, shall be agreed to by the Designated Representatives of the Parties no later than five (5) calendar days from the date of the Change of Compliance Notice, or such later date as the Designated Representatives may mutually agree in writing (the “Change Period”). Without limiting the generality of the foregoing, where a Change of Compliance Amendment would result in additional costs being incurred disproportionately by one Party, the Parties shall negotiate in good faith to ensure that the contractual arrangements remain beneficial to both Parties.

c)

During the Change Period the obligation of the affected Party to perform the Affected Obligations shall be suspended and the affected Party shall not suffer or incur any liability to the non-affected Party or other person in connection with its delayed, modified and/or non-performance of the Affected Obligations, as the case may be; provided, however, that the affected Party has used and continues to use its good faith, commercially reasonable efforts to minimize the impact of its delay, modified and/or non-performance of the Affected Obligations, including cooperating and collaborating with the non-affected Party to impose interim procedures and/or workarounds to minimize the impact of its delay, modification and/or non-performance of the Affected Obligations.

10.12. Force Majeure

Notwithstanding anything to the contrary in this Agreement, neither Party shall be in breach of this Agreement for failure to perform any of its obligations hereunder, and the time required for

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performance shall be extended for a period equal to the period of such delay (except for any obligation for the payment of money, which shall not be delayed of excused in any way by a Force Majeure); provided, that such delay has been caused by or is a result of a Force Majeure or by any other unforeseeable circumstances beyond the reasonable control of the Party so affected, A failure of supply by IntelGenx’s supplier shall only be deemed an event of Force Majeure affecting IntelGenx if caused by a Force Majeure event affecting such supplier. If an event of Force Majeure arises, the affected Party shall promptly notify the other Party in writing of such conditions and the cause thereof within 15 days. Unless otherwise directed by the other Party in writing, the affected Party shall continue to perform its obligations under this Agreement as far as it is reasonably practical and shall seek all reasonable alternative means for performance not prevented by an event of Force Majeure. In such a case, the time for performance shall be extended by a period(s) not less than the duration of such delay. Notwithstanding the foregoing, CYBIN may terminate this Agreement with respect to any or all countries upon 30 days’ notice if such event of Force Majeure causes a failure to supply by IntelGenx for a period of 180 consecutive days. This clause shall not apply to the payment obligations of CYBIN unless such Force Majeure event affects or renders ineffective the payment mechanism by which CYBIN is making payments under this Agreement. For purposes of this Agreement, “Force Majeure” shall mean any act of God, accident, explosion, fire, storm, earthquake, hurricane, pandemic, flood, tsunami, drought, infestation, riot, embargo, civil commotion, war, act of war, terrorism, act or order of any Governmental Authority or inability to obtain or delay in the delivery of raw materials, parts or completed merchandise by the supplier thereof, but shall specifically exclude labour disputes of either Party where such labour dispute does not persist longer than 15 days.

10.13. Third Party Beneficiaries

None of the provisions of this Agreement, express or implied, is intended to be or shall be for the benefit of or enforceable by any person (including, without limitation, any creditor of either Party hereto) other than CYBIN and IntelGenx and their respective successors and permitted assigns. Except for sublicensees, no such person shall obtain any right under any provision of this Agreement or shall by reasons of any such provision make any claim in respect of any debt, liability or obligation (or otherwise) against either Party hereto.

10.14. Severability

If any provision of this Agreement for any reason shall be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other term or provision hereof, and this Agreement shall be interpreted and construed as if such term or

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provision, to the extent the same shall have been held to be invalid, illegal or unenforceable, had never been contained herein and the provision shall be amended so that it is enforceable to the fullest extent permissible under the laws and public policies of the jurisdiction in which enforcement is sought, and affords the Parties the same basic rights and obligations and has the same economic effect as prior to amendment.

10.15. Covenants and Restrictions

Both Parties acknowledge and agree that the covenant set forth in this Agreement are necessary for the protection of each Party’s legitimate business interests and are reasonable and valid in geographical and temporal scope and in all other respects.

10.16. Currency

All references to currency in this Agreement shall refer to Canadian dollars.

10.17. Waiver or Modification of Agreement

No modification of any of the terms of this Agreement shall be valid unless in writing and signed by authorized representatives of both Parties. No failure or delay on the part of any of the Parties to this Agreement relating to the exercise of any right, power, privilege or remedy provided under this Agreement shall operate as a waiver of such right, power, privilege or remedy or as a waiver of any preceding or succeeding breach by the other Party to this Agreement nor shall any single or partial exercise of any right, power, privilege or remedy preclude any other or further exercise of such or any other right, power, privilege or remedy provided in this Agreement all of which are several and cumulative and are not exclusive of each other or of any other rights or remedies otherwise available to a Party at law or in equity.

10.18. Cumulative Rights

The rights and remedies of the Parties under this Agreement are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that Party may be entitled.

10.19. Independent Legal Advice

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Each of the Parties acknowledges that it has carefully read and considered the provisions of this Agreement and that it has obtained independent legal advice with regard to this Agreement. Each Party acknowledges that it is entering into this Agreement with full knowledge of the contents, nature and consequences of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been signed by duly authorized representatives of each of the Parties hereto as of the Effective Date.

CYBIN CORP.

By:	[Redacted - Signature]
Name:	Paul Glavine
Title:	Ceo
Date:	03/07/20

INTELGENX CORP.

By:	[Redacted - Signature]
Name:	Horst G. terbe
Title:	CEO
Date:	07/03/2020

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EXHIBIT A

[The contents of this exhibit have been intentionally redacted]

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[Redacted]

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EXHIBIT B

Development and Supply Terms

Except as otherwise defined herein, capitalized terms used herein have the meanings ascribed thereto in the Feasibility Study Agreement to which this Exhibit is attached.

Parties	IntelGenx and CYBIN (each, a “Party” and together, the “Parties”).

Licensed Product

“API” means a pharmaceutically acceptable psychedelic agent limited to psilocybin, psilocin, or a combination thereof.

“VersaFilm” or “the VersaFilm Technology” means IntelGenx’s proprietary VersaFilm® oral film drug delivery technology.

“ODT” means orally disintegrating tablet or orally dissolving tablet.

“Product” [Redacted - Definition]

ROFR	“Right of First Refusal API” means the pharmaceutically acceptable psychedelic agent: baeocystin, tryptamine, Kava or a combination thereof.

[Redacted - commercial terms]

Development of the Product

Both IntelGenx and CYBIN will agree to a Statement of Work which will include, each Parties respective duties and obligations, time schedule, and deliverable schedule (the “SoW”). The SoW will be in writing and attached as a schedule to the Development and Supply Agreement.

Territory	Worldwide (the “Territory”).

License Grant

CYBIN has an exclusive license to commercialize any Product in the Territory.

IntelGenx has exclusive (even as to CYBIN) manufacturing rights to supply any Product during the Term in the Territory. IntelGenx may only supply CYBIN or an entity designated by CYBIN.

CYBIN has an exclusive license to use the VersaFilm in regards to the Product and to sell, offer for sale, import or export any Product in the Territory.

Notwithstanding anything to the contrary, license rights shall not prevent IntelGenx from manufacturing for a third

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party any film that does not contain the API or the Right of First Refusal API.
Term

The activities under the Development and Supply Agreement shall commence on its effective date (the “Effective Date”) and terminate on the earlier of: (a) the end of the commercial life of the API Formulation; (b) the date that is ten (10) years following the commercial launch of the API Formulation (the “Tenn’’),. Cybin shall also have the ability to terminate the supply portion of the Development and Supply Agreement or the Supply Agreement if the Parties enter into such a standalone Supply Agreement for the Product in case of inability of IntelGenx to maintain a certain level of supply, as acceptable to CYBIN such level shall be negotiated in good faith by the Parties in the Development and Supply Agreement or in such a standalone Supply Agreement.

Financial Terms	The financial payments by CYBIN to IntelGenx shall consist of the following payments:

	Upfront payment	A one-time lump sum pre-payment upon the Effective Date representing [Redacted - Percentages] of the amount stated in the SoW.

	Royalty	CYBIN shall pay IntelGenx a [Redacted - Percentages and commercial terms] the “Royalty”).

Net Sales definition

“Net Sales” means, for any period of determination, with respect to a Products sold by CYBIN (or any Affiliate, successor, subcontractor, or agent of CYBIN), the total amount invoiced by CYBIN (or any Affiliate, successor, subcontractor, or agent of CYBIN) on an arms-length basis to Third Parties under this Agreement during such period less the following deductions from such total amounts which are actually incurred, allowed, accrued or specifically allocated, applied on a per Unit basis:

(a) credits, refunds, allowances, charge-backs, rebates, distribution and other fees, reimbursements, and similar payments provided to wholesalers, chains, mass merchandisers, group purchasing organizations and other distributors, buying groups, health care insurance carriers, pharmacy benefit management companies, health maintenance organizations, other institutions or health care organizations, any Governmental Authority in respect of any state or federal Medicare, Medicaid or similar programs or other customers;

(b) adjustments, allowances and credits for price adjustments, shelf stock or floor stock adjustments, billing errors, rejected goods, Products recalls, returns of damaged goods, allowances, adjustments, reimbursements;

(c) any invoiced charge for freight, insurance, handling, or other transportation costs, to the extent included in the gross amount Invoiced to the customer;

(d) rebates or other price reductions provided to any Governmental Authority in respect of any state or federal Medicare, Medicaid or similar programs;

(e) any government mandated manufacturing, sales, use, and other like taxes, duties or excises, including, without limitation any tax imposed pursuant to the Patient Protection and Affordable Care Act (Pub. L. No. 111-148) (as amended or replaced), but excluding income tax.

Sales and other transfer of any Products between or among CYBIN and any of its Affiliates, successors, subcontractors, or agents will not give rise to Net Sales unless such Affiliate, successor, subcontractor, or agent is the end distributor of such Products, but rather the Net Sales will be deemed to have arisen upon the subsequent sale of such Products to Third Parties. The amounts of any deductions accrued pursuant to clauses (a) through (e) of this Section shall be determined from books and records maintained in accordance with GAAP and shall only be deducted once and only to the extent not otherwise deducted from the aggregate amount invoiced.

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	Transfer Price	CYBIN shall pay [Redacted - Commercial terms and percentage] (the “Transfer Price”) during the Term. [Redacted - Definition]

Responsibilities

Research and development

IntelGenx shall be responsible for the research and development of the Product, including the conduct of required clinical studies with prior consultation with CYBIN and CYBIN’s agreement, as per the SoW.

[Redacted - Commercial terms]

Launch

CYBIN shall make reasonable efforts to launch a Product within ninety (90) days following IntelGenx’s receipt of regulatory approval of a Product, unless CYBIN is prevented from launching due to events beyond its control, including but not limited to potential third party intellectual property rights infringement claims.

	Filing	CYBIN will file any Product in its own name and be responsible for all necessary regulatory filing fees.

Intellectual Property Infringement

CYBIN shall be responsible to conduct required Freedom to Operate (FTO) search prior to commercializing the Product and assume all risks associated with the marketing for the Product in the Territory. IntelGenx shall represent and warrant that its technology is not known to infringe any Intellectual Property rights and that it has not received any claims in respect of same. IntelGenx shall collaborate with CYBIN by providing any information required by CYBIN to facilitate the conduct of the FTO. Notwithstanding any Freedom to Operate search, IntelGenx hereby represents that (i) it has no reason to believe that any of the Intellectual Property of IntelGenx that is relevant to the Development and Supply Agreement infringes or misappropriates the rights of any third party, and (ii) to the best of its knowledge none of the Intellectual Property licensed to CYBIN herein infringes or misappropriates the rights of any third party; PROVIDED THAT, IntelGenx makes no representation that its Intellectual Property will not infringe the rights of any third party when applied to the Product and when combined with other technologies by CYBIN or its sublicensees.

CYBIN shall bear the cost of any claims, expenses or damages (including attorneys’ fees) in connection with any litigation instituted by a third party relating to a claim or claims of infringement of patents against either of the Parties that relate to intellectual property in regards to the Product.

Manufacturing

IntelGenx will be responsible to manufacture, or have manufactured, the Product for commercial sale in compliance with all cGMP or other, regulatory requirements and local narcotics control for the import and export of the Product in the Territory and in a GMP compliant facility.

IntelGenx shall have the option to provide secondary packaging services to CYBIN, directly or through a third party, only with CYBIN’s prior written approval.

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Inability to Supply. In the event of IntelGenx being unable to fulfill CYBIN’s PO, CYBIN shall have the right to have the Product manufactured by Third Party Manufacturer which shall be mutually agreed to by IntelGenx and CYBIN. The manufacture through a Third Party IntelGenx agrees to temporarily license any manufacturing rights to this mutually agreed Third Party Manufacturer for a period (the “Third Party Supplier Period”) until IntelGenx may supply Product again (I.e., meet the expected rolling forecast). As soon as IntelGenx sends a notice to CYBIN of its ability to resume Product supply, CYBIN shall cease purchasing any Product from the mutually agreed Third Party Manufacturer (except such Product as may be in the Third Party Manufacturer’s inventory in either raw or finished form, or both). IntelGenx’ notice to CYBIN concerning the resumption of Product supply shall effectively terminate any manufacturing license to the mutually agreed Third Party Manufacturer except as needed to exhaust its inventory of raw materials and partially finished and finished goods. IntelGenx agrees to transfer all necessary information necessary to support CYBIN in rapidly resolving supply shortage. IntelGenx will provide a [Redacted - Percentages] manufacturing discount on purchase orders following a supply interruption for a period until [Redacted - Percentages] of any lost Net Profit (based off 3 months prior net profits) is recouped. IntelGenx will cooperate with the Third Party Manufacturer and CYBIN to effect a smooth transition in each direction as needed by this provision.

For clarity, except for the Royalty but subject to the Royalty Adjustment, any payments by CYBIN to IntelGenx under the Development and Supply Agreement shall cease immediately upon the commencement of the Third Party Supplier Period and resume upon termination thereof, in a manner that is mutually acceptable to both parties.

During the term of the Development and Supply Agreement, in the event that IntelGenx is unable to supply a Product manufactured by IntelGenx, including as a result of export or import controls, IntelGenx shall promptly engage with a third party manufacturer to supply the Product to CYBIN, and CYBIN shall be permitted to discuss with a contract manufacturer in the local jurisdiction (the “Third Party Manufacturer”) and if CYBIN receives an offer from such Third Party Manufacturer CYBIN shall give written notice thereof (“Notice of Manufacturing Offer”) to IntelGenx specifying the development of such Third Party offer.

For a period of thirty (30) days after receipt and verification of the Notice of Manufacturing Offer, IntelGenx may elect, by written notice to CYBIN, to make a binding counter-offer using its own third party manufacturer (the “Binding Counter-Offer”) in respect of the Product manufacturing cost, on the same terms and conditions as specified in the Notice of Manufacturing Offer (the “Offer Period”). In the event IntelGenx makes the Binding Counter-Offer within the Offer Period, the parties shall amend the terms of the Development and Supply Agreement, as required, in accordance with the terms pursuant to the Notice of Manufacturing Offer.

In the event IntelGenx does not make the Binding Counter-Offer within the Offer Period, CYBIN shall be free to enter into an agreement with the Third Party Manufacturer (the “Third Party Manufacturing Agreement”) regarding the manufacturing of the Product mentioned in the Notice of Manufacturing Offer and with IntelGenx’ written consent, such consent shall not be withheld unreasonably, IntelGenx agrees to license any manufacturing rights to such Third Party Manufacturer for the limited purpose of manufacture the Product in the jurisdiction where IntelGenx is unable to supply the Product.

IntelGenx further agrees that in the event that CYBIN enters into a Third Party Manufacturing Agreement, the cost of goods to be used to calculate the Royalty payable to IntelGenx in that local jurisdiction shall be the same as in the cost of goods in the Development and Supply Agreement, or the local cost of goods, whichever is higher. For clarity, if one Product sells for [Redacted - Dollar Amounts] the manufacturing cost of such Product under the Development and Supply Agreement is [Redacted - Dollar Amounts] but CYBIN enters into a Third Party Manufacturing Agreement whereby the manufacturing cost of such Product is reduced to [Redacted - Dollar Amounts] for the purposes of calculating the Royalty, the parties agree to use [Redacted - Dollar Amounts] as the manufacturing price of such Product (the “Royalty Adjustment”).

For clarity and notwithstanding anything to the contrary, IntelGenx specifically agrees that at any time during the term of the Development and Supply Agreement and following the

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termination of the Development and Supply Agreement, Cybin is free to enter into discussions with potential partners and to negotiate and enter into feasibility agreements, license agreements, development and supply agreements, or whatever the case may be, in relation to the manufacturing of any API using ODTs.

MOQ

CYBIN will order the API Formulation in minimum order quantities and for minimum annual volumes. The Development and Supply Agreement shall include a mechanism to compensate the applicable Party for any annual order volumes below the minimum annual volumes. The Development and Supply Agreement shall also include standard clauses related to binding and non-binding rolling forecast and launch purchase orders.

Ownership of Regulatory File

CYBIN will own and control all regulatory approvals in the Territory (including all associated contents and correspondences) and applications therefore related to the Product, including the application and any other marketing authorizations within the Territory, unless otherwise mutually agreed upon by the Parties.

Intellectual Property Rights

Background IP means intellectual property that existed on or prior to the Effective Date. Background IP of a particular Party referred to as “CYBIN Background IP” or “IntelGenx Background IP”, as the case may be, means the Background IP of that Party, whether it is an ownership right, licence right or any other form of intellectual property right.

CYBIN Developed IP and IntelGenx Developed IP. Subject to the license grants under the Development and Supply Agreement, ownership of all Intellectual Property (which includes data) that is discovered, developed, made, created, conceived, or reduced to practice solely by or on behalf of a Party or its Affiliates in the course of performing activities pursuant to the Development and Supply Agreement shall vest with such Party or its Affiliate in accordance with Canadian laws of Inventorship and authorship (as applicable, “CYBIN Developed IP” and “IntelGenx Developed IP”). The Parties will work together to resolve any issues regarding inventorship, authorship or ownership of such inventions.

All right, title and interest in and to any and all CYBIN Background IP, or CYBIN Affiliates’ Background IP shall remain exclusively owned by CYBIN or its respective Affiliates, and all right, title and interest in and to any and all IntelGenx Background IP shall remain exclusively owned by IntelGenx or its respective Affiliates.

Developed IP means intellectual property that is created following the Effective Date.

Clinical IP. Notwithstanding any other provisions of the Agreement, CYBIN shall solely own all right, title and interest in and to all clinical data collected in connection with seeking or obtaining regulatory approvals for any API Formulation, whether such clinical data are obtained or collected solely by or on behalf of one Party or jointly by or on behalf of the Parties, including any protocols, results, reports, evaluations, observations, laboratory notes and notebooks (“Clinical IP”), IntelGenx shall have the rights to use the Clinical IP that is in respect of its VersaFilm® drug delivery technology, for use with active pharmaceutical ingredients that are not the API or derivatives of the API.

Patent Prosecution and Maintenance.

Each of CYBIN and IntelGenx shall be responsible for the preparation, filing, prosecution and maintenance of, respectively, the CYBIN Developed IP and the IntelGenx Developed IP, including any patents relevant to such IP.

However, notwithstanding the foregoing sentence, there are two subsets of IntelGenx Developed IP: one subset is specifically related to oral film technology and/or to general manufacturing processes applicable to oral film products and formulations (“IntelGenx OF IP”), and a second subset includes IntelGenx Developed IP that is not IntelGenx OF IP and that is specific to the API and related improvement to the API (which subset is referred to herein as the “API-Specific Developed IP”). For the avoidance of doubt, shall be excluded from API-Specific Developed IP any IP that is not solely applicable to the API (i.e. that could be applicable to active pharmaceutical ingredient that are not the API).

IntelGenx shall be responsible for the preparation, filing, prosecution and maintenance of the IntelGenx OF IP, including any patents relevant to such IntelGenx OF IP. Notwithstanding IntelGenx’s ownership of API-Specific Developed IP, CYBIN shall be responsible for the preparation, filing, prosecution and maintenance of the Product-Specific Developed IP, including any patents relevant to such API-Specific Developed IP. Each of IntelGenx and CYBIN shall have the sole right to determine whether to prosecute any patents or otherwise register, respectively, IntelGenx OF IP and API-Specific Developed IP. The cost of such preparation, filing, prosecution and maintenance of such IntelGenx OF IP and such CYBIN Developed IP and API-Specific Developed IP, including patents, shall be borne by IntelGenx or CYBIN, respectively. Each Party shall keep the other Party reasonably informed of progress with regard to the preparation, filing, prosecution and maintenance of its IntelGenx OF IP or

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API-Specific Developed IP (as applicable), including the patents, in the Territory.

If a Party wishes to discontinue the payment of the filing, prosecution or maintenance activities, fees or other costs in any particular country or territory with respect to any IP relevant to the Product that is the subject matter of a patent application or patent, then prior to such discontinuance of payment that Party shall notify the other Party in writing of such intent, and then the other Party may continue on its own, and in its name only, the filing, prosecution or maintenance activities and the Party continuing the prosecution will be solely responsible for the payment of such costs discontinued by the other Party, Notwithstanding anything to the contrary, any IP that IntelGenx would transfer to CYBIN for reason that IntelGenx no longer wishes to continue shall be subject to the provisions of this agreement (IntelGenx shall receive an exclusive license to those discontinued IP for the purpose of manufacturing the Product in the territory) shall be subject to an irrevocable, perpetual, non-transferable, non-exclusive, royalty-free and fully paid license, for the lifetime of the API-Specific Developed IP for the internal use by IntelGenx (but not for any product containing the API). For the avoidance of doubt, this above residual license to IntelGenx is to be granted to allow IntelGenx to pursue is CDMO business activities unrelated to this project with other companies for products not containing the API.

Each Party shall use Commercially Reasonable Efforts to notify the other Party in writing if it believes any API-Specific Developed IP should be protected through registration, subject to the additional terms of this Section, filing of any applications API-Specific Developed IP shall be determined by CYBIN after good faith discussion with IntelGenx.

Infringement by Third Parties.

Each party shall have the first right, but not the obligation, to take any action to enforce any suspected or actual infringement, misappropriation or other unauthorized use of their IP in the Territory. The other party may elect to join as a party in such action at its expense, provided, however, that if a Party does not have standing without the other joining the action, the other party shall join the action at the enforcing party’s expense. If a party does not notify the other party of its desire to take such action within ninety (90) days after written request by a party to do so, or if a party agrees to take action and fails to resolve or bring suit to enforce any suspected or actual infringement, misappropriation or other unauthorized use of this party’s IP within six (6) months thereafter, then the other party shall have the second right, but shall be under no obligation to, in its own name, and at its own cost, take such enforcement action as it deems necessary. If such other party (which does not own the IP) takes any such enforcement action and requests that the other party join as a party to that action, the other party shall join as a party to that action at the enforcing party’s expense. If a Party commences a suit under this Section and then wants to abandon the suit, it will give timely notice to the other party. The other Party may continue prosecution of the suit but is not obligated to do so.

Awards and Expenses. Each Party shall be entitled to retain any award received as a result of any action taken to enforce IP in accordance with this Section. The proceeds of any action to enforce IP shall first be paid to reimburse the costs and expenses incurred by the Parties in such action.

License to CYBIN

License Grant. Subject to the terms and conditions of the Development and Supply Agreement, IntelGenx has an obligation to grant, and hereby does presently grant, to CYBIN (a) an exclusive (even as to IntelGenx), royalty-free, fully paid, sublicenseable, and transferable license, under IntelGenx Developed IP (IntelGenx OF IP and API-Specific Developed IP), to sell, offer to sell, have sold, market, import and export the Product in the Territory.

No Warranty. The license rights granted are “AS IS”, without any representation or warranty except as otherwise set out in the Development and Supply Agreement.

Representations and Warranties

IntelGenx is subject to no legal, contractual or other restrictions, limitations or conditions which conflict with its rights and obligations under the Development and Supply Agreement or which might affect adversely its ability to perform its obligations under the Development and Supply Agreement.

Indemnification

CYBIN shall indemnify, defend and hold IntelGenx, its Affiliates, their respective directors, officers, employees, agents and their respective successors and assigns (each an “IntelGenx Indemnitee”) harmless from and against any losses incurred by or asserted against any IntelGenx Indemnitee arising from a third party claim, demand or investigation relating to: (a) CYBIN’s breach of the Development and Supply Agreement, (b) the commercialization of the Product, including CYBIN’s storage, handling, distribution and sale of the Product and any subsequent commercialization by any Affiliate or third party authorized by CYBIN, (c) the Product and the use thereof, (d) the negligence, gross negligence or willful misconduct of CYBIN, its Affiliates, subcontractors or agents and their respective employees, agents and representatives, or (e) any allegation that Product, the use thereof or the activity of either of the Parties or their Affiliates, subcontractors or sublicensees in connection with the development, supply

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or commercialization of any Product infringes upon, misappropriates or violates the Intellectual Property rights of any third party.

Insurance	The Parties shall maintain commercially reasonable insurance.

Confidentiality

Subject to compulsory regulatory and legal requirements or (in the absence of such requirements) a written approval from the other Party, neither Party shall make any public release or other public disclosure to third parties (other than the Parties’ professional advisors) concerning this Exhibit and the Development and Supply Agreement contemplated hereby or the status of the discussions between IntelGenx and CYBIN without first allowing the other Party to review and comment on the wording of the relevant announcement, such review and comment not to be unreasonably withheld or delayed.

Governing Law and Jurisdictions

The Development and Supply Agreement and the SoW shall be governed by and be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract. Each Party hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to the Development and Supply Agreement and the SoW.

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